FAIRFAX  News Release
Stock Symbol:  FFH (TSX and NYSE)

TORONTO, September 24, 2008

PURCHASE OF RIDLEY SHARES

(Note: All dollar amounts in this press release are expressed in Canadian dollars.)

Fairfax Financial Holdings Limited (TSX and NYSE: FFH) announced today that it has entered into an agreement to purchase, directly and through its subsidiaries, 9,533,430 common shares of Ridley Inc. (TSX: RCL) from its Australian parent, Ridley Corporation Limited.

The Ridley common shares will be acquired pursuant to a private agreement transaction at a purchase price of $8.50 per common share for an aggregate purchase price of $81 million.  The transaction is subject to certain closing conditions and is expected to close on or before October 20, 2008.  The shares are being purchased for investment purposes and Fairfax may acquire additional shares from time to time in accordance with applicable laws.  This press release is being issued as required under the early warning requirements of applicable securities laws.

Fairfax currently does not own, directly and indirectly, any Ridley common shares. After giving effect to the purchase, Fairfax will own 9,533,430 common shares of Ridley representing approximately 69% of the total issued and outstanding.

Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information:                                      Greg Taylor, Chief Financial Officer, at (416) 367-4941

Media Contact
Paul Rivett, Chief Legal Officer, at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED
 95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946